As filed with the Securities and Exchange Commission on September 25, 2007


                       Securities Act File No. 333-137564

                    Investment Company Act File No. 811-07732


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                        Pre-Effective Amendment No.                 [__]

                         Post-Effective Amendment No.                 1

                        (Check appropriate box or boxes)


                 AllianceBernstein Global High Income Fund, Inc.
               (Exact Name of Registrant as Specified in Charter)

                                 (800) 221-5672
                        (Area Code and Telephone Number)

              1345 Avenue of the Americas, New York, New York 10105
               (Address of Principal Executive Office) (Zip Code)


                                 EMILIE D. WRAPP
                             AllianceBernstein L.P.
                           1345 Avenue of the Americas
                            New York, New York 10105
                     (Name and Address of Agent for Service)

                            Copies of communications
                             to: Kathleen K. Clarke
                               Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005


                                EXPLANATORY NOTE

     The Joint Proxy Statement/Prospectus and the Statement of Additional Information in the form filed on October 27, 2006 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended, are incorporated herein by reference.


     This amendment is being filed for the sole purpose of filing, as Exhibit 12 to this Registration Statement, the tax opinion of Seward & Kissel LLP, tax counsel for the Registrant.

                                     PART C

                                OTHER INFORMATION

Item 15 Indemnification

It is the Registrant's policy to indemnify its directors and officers, employees and other agents to the maximum extent permitted by Section 2-418 of the General Corporation Law of the State of Maryland and as set forth in Article EIGHTH of Registrant's Articles of Incorporation, filed as Exhibit (1) in response to Item 16, Article VIII, Section 7 and Article IX of the Registrant's Amended and Restated Bylaws filed as Exhibit (2) in response to Item 16, Section 4 of the Registrant's Amended Advisory Agreement filed as Exhibit (6) in response to Item 16, the Administrator's liability for any loss suffered by the Registrant or its stockholders as set forth in Section 5 of the Amended Administration Agreement filed as (13)(b) in response to Item 16, all as set forth below.

Section 2-418 of the Maryland General Corporation Law reads as follows:

"ss.2-418. Indemnification of directors, officers, employees, and agents.

     (a) Definitions. -- In this section the following words have the meanings indicated.

          (1) "Director" means any person who is or was a director of a corporation and any person who, while a director of a corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan.

          (2) "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

          (3) "Expenses" include attorney's fees.

          (4) "Official capacity" means the following:

               (i) When used with respect to a director, the office of director in the corporation; and

               (ii) When used with respect to a person other than a director as contemplated in subsection (j), the elective or appointive office in the corporation held by the officer, or the employment or agency relationship undertaken by the employee or agent in behalf of the corporation.

               (iii) "Official capacity" does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, other enterprise, or employee benefit plan.

          (5) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

          (6) "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative.

     (b) Permitted indemnification of director. --

          (1) A corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that:

               (i) The act or omission of the director was material to the matter giving rise to the proceeding; and

                    1. Was committed in bad faith; or

                    2. Was the result of active and deliberate dishonesty; or

          (ii) The director actually received an improper personal benefit in money, property, or services; or

          (iii) In the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

          (2) (i) Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding.

               (ii) However, if the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the corporation.

          (3) (i) The termination of any proceeding by judgment, order, or settlement does not create a presumption that the director did not meet the requisite standard of conduct set forth in this subsection.

               (ii) The termination of any proceeding by conviction, or a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the director did not meet that standard of conduct.

          (4) A corporation may not indemnify a director or advance expenses under this section for a proceeding brought by that director against the corporation, except:

               (i) For a proceeding brought to enforce indemnification under this section; or

               (ii) If the charter or bylaws of the corporation, a resolution of the board of directors of the corporation, or an agreement approved by the board of directors of the corporation to which the corporation is a party expressly provide otherwise.

     (c) No indemnification of director liable for improper personal benefit. -- A director may not be indemnified under subsection (b) of this section in respect of any proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged to be liable on the basis that personal benefit was improperly received.

     (d) Unless limited by the charter:

          (1) A director who has been successful, on the merits or otherwise, in the defense of any proceeding referred to in subsection (b) of this section shall be indemnified against reasonable expenses incurred by the director in connection with the proceeding.

          (2) A court of appropriate jurisdiction, upon application of a director and such notice as the court shall require, may order indemnification in the following circumstances:

               (i) If it determines a director is entitled to reimbursement under paragraph (1) of this subsection, the court shall order indemnification, in which case the director shall be entitled to recover the expenses of securing such reimbursement; or

               (ii) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director has met the standards of conduct set forth in subsection (b) of this section or has been adjudged liable under the circumstances described in subsection (c) of this section, the court may order such indemnification as the court shall deem proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability shall have been adjudged in the circumstances described in subsection (c) shall be limited to expenses.

          (3) A court of appropriate jurisdiction may be the same court in which the proceeding involving the director's liability took place.

     (e) Determination that indemnification is proper. --

          (1) Indemnification under subsection (b) of this section may not be made by the corporation unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in subsection (b) of this section.

          (2) Such determination shall be made:

               (i) By the board of directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding, or, if such a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to such proceeding and who were duly designated to act in the matter by a majority vote of the full board in which the designated directors who are parties may participate;

               (ii) By special legal counsel selected by the board of directors or a committee of the board by vote as set forth in subparagraph
               (i) of this paragraph, or, if the requisite quorum of the full board cannot be obtained therefor and the committee cannot be established, by a majority vote of the full board in which directors who are parties may participate; or

               (iii) By the stockholders.

          (3) Authorization of indemnification and determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible. However, if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses shall be made in the manner specified in subparagraph (ii) of paragraph (2) of this subsection for selection of such counsel.

          (4) Shares held by directors who are parties to the proceeding may not be voted on the subject matter under this subsection.

     (f) Payment of expenses in advance of final disposition of action. --

          (1) Reasonable expenses incurred by a director who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of:

               (i) A written affirmation by the director of the director's good faith belief that the standard of conduct necessary for indemnification by the corporation as authorized in this section has been met; and

               (ii) A written undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

          (2) The undertaking required by subparagraph (ii) of paragraph (1) of this subsection shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make the repayment.

          (3) Payments under this subsection shall be made as provided by the charter, bylaws, or contract or as specified in subsection (e) of this section.

     (g) Validity of indemnification provision. -- The indemnification and advancement of expenses provided or authorized by this section may not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director may be entitled under the charter, the bylaws, a resolution of stockholders or directors, an agreement or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.

     (h) Reimbursement of director's expenses incurred while appearing as witness. -- This section does not limit the corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent in the proceeding.

     (i) Director's service to employee benefit plan. -- For purposes of this section:

          (1) The corporation shall be deemed to have requested a director to serve an employee benefit plan where the performance of the director's duties to the corporation also imposes duties on, or otherwise involves services by, the director to the plan or participants or beneficiaries of the plan;

          (2) Excise taxes assessed on a director with respect to an employee benefit plan pursuant to applicable law shall be deemed fines; and

          (3) Action taken or omitted by the director with respect to an employee benefit plan in the performance of the director's duties for a purpose reasonably believed by the director to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

     (j) Officer, employee or agent. -- Unless limited by the charter:

          (1) An officer of the corporation shall be indemnified as and to the extent provided in subsection (d) of this section for a director and shall be entitled, to the same extent as a director, to seek indemnification pursuant to the provisions of subsection (d);

          (2) A corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent that it may indemnify directors under this section; and

          (3) A corporation, in addition, may indemnify and advance expenses to an officer, employee, or agent who is not a director to such further extent, consistent with law, as may be provided by its charter, bylaws, general or specific action of its board of directors, or contract.

     (k) Insurance or similar protection. --

          (1) A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the corporation would have the power to indemnify against liability under the provisions of this section.

          (2) A corporation may provide similar protection, including a trust fund, letter of credit, or surety bond, not inconsistent with this section.

          (3) The insurance or similar protection may be provided by a subsidiary or an affiliate of the corporation.

     (l) Report of indemnification to stockholders. -- Any indemnification of, or advance of expenses to, a director in accordance with this section, if arising out of a proceeding by or in the right of the corporation, shall be reported in writing to the stockholders with the notice of the next stockholders' meeting or prior to the meeting.

Article EIGHTH of the Registrant's Articles of Incorporation reads as follows:

EIGHTH: (1) To the Fullest extent that limitations on the liability of directors and officers are permitted by the Maryland Corporations and Associations Law, no director or officer of the Corporation shall have any liability to the Corporation or its shareholders for damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Corporation whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

          (2) The Corporation shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent that indemnification of directors is permitted by the Maryland Corporations and Associations Law. The Corporation shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The Board of Directors may by Bylaw, resolution or agreement make further provisions for indemnification of directors, officers, employees and agents to the fullest extent permitted by the Maryland Corporations and Associations Law.

          (3) No provision of this Article EIGHTH shall be effective to protect or purport to protect any director or officer of the Corporation against any liability to the Corporation or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct to his office.

          (4) References to the Maryland Corporations and Associations Law in this Article EIGHTH are to that law as from time to time amended. No amendment to these Articles of incorporation of the Corporation shall affect any right of any person under this Article EIGHTH based on any event, omission or proceeding prior to the amendment.

Article VIII, Section 7 of Registrant's Amended and Restated Bylaws reads as follows:

Section 7. Insurance Against Certain Liabilities. The Corporation may obtain liability insurance for its directors and officers to the extent permitted by the 1940 Act.

Article IX of the Registrant's Amended and Restated Bylaws reads as follows:

Indemnification. To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The termination of any claim, action, suit or other proceeding involving any person, by judgment, settlement (whether with or without court approval) or conviction or upon a plea of guilty or nolo contendere, or its equivalent, shall not create a presumption that such person did not meet the standards of conduct required for indemnification or payment of expenses to be required or permitted under Maryland law, these Bylaws or the Charter. Any indemnification or advance of expenses made pursuant to this Article shall be subject to applicable requirements of the 1940 Act. The indemnification and payment of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise. Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Charter inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

The Adviser and its employees are also indemnified by the Registrant under.

Section 4 of the Amended Advisory Agreement:

4. We shall expect of you, and you will give us the benefit of, your best judgment and efforts in rendering these services to us, and we agree as an inducement to your undertaking these services that you shall not be liable hereunder for any mistake of judgment or in any event whatsoever, except for lack of good faith, provided that nothing herein shall be deemed to protect, or purport to protect, you against any liability to us or to our security holders to which you would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of your duties hereunder, or by reason of your reckless disregard of your obligations and duties hereunder.
Section 5 of the Amended Administration Agreement reads as follows:

Limitation of Liability of the Administrator. The Fund shall expect of the Administrator, and the Administrator will give the Fund the benefit of, the Administrator's best judgment and efforts in rendering these services to the Fund, and the Fund agrees as an inducement to the Administrator's undertaking these services that the Administrator shall not be liable under this Agreement for any mistake of judgment or in any event whatsoever, except for lack of good faith, provided that nothing herein shall be deemed to protect, or purport to protect, the Administrator against any liability to the Fund or to the Fund's security holders to which the Administrator would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of the Administrator's duties under this Agreement, or by reason of the Administrator's reckless disregard of the Administrator's obligations and duties under this Agreement.

Item 16   Exhibits

(1)(a)    Articles of Incorporation of the Registrant dated May 19, 1993 (1)

(1)(b) Articles of Amendment to the Articles of Incorporation dated June 9, 1993 (1)

(1)(c) Articles of Amendment to the Articles of Incorporation dated June 11, 2002 (2)

(1)(d)    Articles Supplementary to Articles of Incorporation dated
          June 16, 2006 (2)

  (2)     Amended and Restated Bylaws (3)

  (3)     Not applicable

  (4)     Form of Agreement and Plan of Acquisition and Liquidation(4)

  (5)     Not applicable

(6)(a) Advisory Agreement between the Registrant and AllianceBernstein L.P. (formerly Alliance Capital Management L.P.) (1)

(6)(b)    Amended Advisory Agreement between the Registrant and
          AllianceBernstein L.P. (formerly Alliance Capital
          Management L.P.) (3)

  (7)     Not applicable

  (8)     Not applicable

  (9)     Custody Agreement between the Registrant and The Bank of New York (5)

 (10)     Not applicable

 (11) Opinion of Seward & Kissel LLP as to the legality of the securities being registered (2)

 (12)     Opinion of Seward & Kissel LLP as to tax consequences (6)

(13)(a) Administration Agreement between the Registrant and AllianceBernstein L.P. (formerly Alliance Capital Management L.P.) (1)

(13)(b) Amended Administration Agreement between the Registrant and AllianceBernstein L.P. (formerly Alliance Capital Management L.P.) (3)

(13)(c) Registrar, Transfer Agency and Service Agreement between the Registrant and Computershare Trust Company, N.A. (7)

(13)(d) Shareholder Inquiry Agency Agreement with AllianceBernstein Investor Services, Inc.,(formerly, Alliance Global Investor Services, Inc.) (8)

(13)(e)   Dividend Reinvestment and Cash Purchase Plan (1)

 (14) Consent of Ernst & Young LLP, independent registered public accounting firm for Alliance World Dollar Government Fund, Inc. and the Registrant (2)

 (15)     Not applicable

 (16)     Powers of Attorney (2)

----------
1. Incorporated by reference from Registrant's Registration Statement on Form N-2 (File Nos. 333-71130 and 811-6730) filed with the Securities and Exchange Commission on October 9, 2001.

2. Incorporated by reference from Registrant's Registration Statement on Form N-14 (File Nos. 333-137564 and 811-07732) filed on September 22, 2006.

3. Incorporated by reference from Registrant's Semi-Annual Report filed on Form NSAR-B (File No. 811-07732) filed with the Securities and Exchange Commission on June 1, 2006.

4. Incorporated by reference from Appendix E to Part A of Registrant's Registration Statement on Form N-14 (File Nos. 333-137564 and 811-07732) filed on September 22, 2006.

5. Incorporated by reference to Exhibit (2)(j) to Pre-Effective Amendment No. 1 of the Registration Statement on Form N-2 of Alliance All Market Advantage Fund, Inc. (File Nos. 333-77839 and 811-08702), filed with the Securities and Exchange Commission on June 21, 1999.

6. Filed herewith.

7. Incorporated by reference to Exhibit (2)(j) to Pre-Effective Amendment No. 2 of the Registration Statement on Form N-2 of Alliance National Municipal Income Fund, Inc. (File Nos. 333-73130 and 811-10573), filed with the Securities and Exchange Commission on January 25, 2002.

8. Incorporated by reference to Exhibit (13)(b) to the Registration Statement on Form N-14 of ACM Income fund, Inc. (File Nos. 333-43514 and 811-5207) filed on August 11, 2000.

Item 17.  Undertakings.

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933 (17 CFR 230.145c), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to the Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, on the 25th day of September, 2007.


                                 ALLIANCEBERNSTEIN GLOBAL HIGH INCOME FUND, INC.

                                 By: Marc O. Mayer*
                                     ----------------
                                     Marc O. Mayer
                                     President

                  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

     Signature                         Title                       Date
     ---------                         -----                       ----

1. Principal Executive Officer:

   Marc O. Mayer*                   President and Chief       September 25, 2007
                                    Executive  Officer

2. Principal Financial and
   Accounting Officer:

   /s/ Joseph J. Mantineo           Treasurer and             September 25, 2007
   ----------------------           Chief Financial
       Joseph J. Mantineo           Officer

3. Majority of Directors

   David H. Dievler*
   John H. Dobkin*
   Michael J. Downey*
   William H. Foulk, Jr.*
   D. James Guzy*
   Nancy P. Jacklin*
   Marc O. Mayer*
   Marshall C. Turner, Jr.*

*By: /s/ Andrew L. Gangolf                                    September 25, 2007
     ---------------------
         Andrew L. Gangolf
         (Attorney-in-fact)

                                Index to Exhibits

Exhibit No.    Description of Exhibits


(12)           Tax Opinion of Seward & Kissel LLP









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